SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 811-01639

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K [_] Form 11-K  [_] Form 20-F [_] Form 10-Q
                  [X] Form N-SAR

               For Period Ended:  9/30/2000
        [_]    Transition Report on Form 10-K
        [_]    Transition Report on Form 20-F
        [_]    Transition Report on Form 11-K
        [_]    Transition Report on Form 10-Q
        [_]    Transition Report on Form N-SAR
               For the Transition Period Ended:  _________________________
        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Engex Inc.
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Full Name of Registrant

Emerging Securities Fund
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Former Name if Applicable

44 Wall Street - 2nd Floor
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Address of Principal Executive Office (Street and Number)

New York, New York  10005
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City, State and Zip Code

                                     PART II

                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
                  quarterly report or
                  transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the
                  prescribed due date; and
[X]        (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Registrant was recently notified by its prior independent auditors that they would not continue as Registrant's auditors with respect to the fiscal year ended September 30, 2000. The Company has retained Richard A. Eisner & Co. to act as its auditors. The new auditors have raised questions which will take additional time to answer in order for them to complete their audit of the Registrant's financial statements as of the fiscal year ended September 30, 2000. Resolving these issues requires consultations with the former auditors and although all issues are expected to be completed promptly, the Registrant is unable timely to file the Form N-SAR without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Gilbert Jackson            (212)                  495-4531
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               (Name)           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [_] Yes     [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Engex Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 30, 2000                     By /s/ Gilbert Jackson
                                               ---------------------
                                            Name:  Gilbert Jackson
                                            Title: Treasurer

                                          Exhibit (as required by Rule 12b-25(c)


November 30, 2000


Securities and Exchange Commission
Washington D.C. 20549


                  Re: Engex, Inc.
                      SEC File Number 811-01639
                      -------------------------

Dear Sir:

Pursuant to the requirements of sub-paragraph (c) of Rule 12b-25 of the 1934 Act, we herewith submit the following information concerning the referenced Fund's request for extension to file its annual report for the fiscal year ended September 30, 2000:

     1. The extension request is being made due to the change in independent auditors that occurred in October 2000. As a result, we are unable to complete our auditing procedures to render an opinion on the financial statements included in the Fund's annual report.



Sincerely,


/s/ Richard A. Eisner & Company, LLP
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Richard A. Eisner & Company, LLP